Exhibit 1.1

May 1, 2017

First Federal Bank of Wisconsin

1617 East Racine Avenue

Waukesha, WI 53186

Attention:	Edward H. Schaefer
President & Chief Executive Officer

Ladies and Gentlemen:

The purpose of this letter agreement (the “Agreement”) is to confirm the engagement of FIG Partners, LLC (“FIG”) to act as the exclusive financial advisor to First Federal Bank of Wisconsin (“First Federal” or the “Bank”) in connection with the proposed reorganization into the mutual holding company form of organization (the “Reorganization”). It is further understood that the Reorganization will include the formation of a Mutual Holding Company (the “MHC”) as well as a mid-tier stock holding company (the “Holding Company”) and together with the MHC and the Bank, the “Company” and the associated sale of common stock of the Holding Company as further described below.

Pursuant to a Plan of Reorganization from a Mutual Bank to an MHC and Stock Issuance Plan (the “Plan”), the Holding Company will offer and sell shares of its common stock first to eligible persons pursuant to the Plan in a Subscription Offering (the “Subscription Offering”) and any remaining shares to the general public in a Direct Community Offering (the “Community Offering” and, together with the Subscription Offering, the “Offering”). This letter sets forth the terms and conditions agreed to between the Company and FIG with respect to the Reorganization, the Plan and the Offering.

(1)	Advisory/Marketing Agent Services.

As the Company’s exclusive financial advisor and marketing agent, FIG will provide financial advice to the Company and will assist the Company in connection with the Reorganization, the Plan, the Offering and related matters. In this regard, FIG’s services will include the following:

•	Advising the Company on the financial and securities market implications of the Plan;

•	Assisting the Company in structuring and marketing the Offering;

•	Reviewing all Offering documents, including the Prospectus, stock order forms and marketing materials (it being understood that the preparation and filing of any and all such documents will be the responsibility of the Company and its counsel);

•	Assisting the Company in analyzing proposals from outside vendors in connection with the Offering, as needed;

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May 1, 2017

•	Assisting the Company in scheduling and preparing meetings with potential investors, as necessary; and

•	Providing such other general advice and assistance as may be reasonably necessary to promote the successful completion of the Offering.

(2)	Records Agent Services.

In connection with the Offering, the Company agrees that FIG will also serve as Records Agent for the Company. As Records Agent, and as the Bank may reasonably request, FIG will provide the following services:

•	Consolidation of deposit accounts into a central file and calculation of eligible votes;

•	Design and prepare Proxy Forms for the Member Vote and Stock Order Forms for the Subscription Offering and Direct Community Offering and, if necessary, the Syndicated Community Offering;

•	Organize and supervise the Bank’s Stock Information Center;

•	Provide proxy and ballot tabulation services for the Bank’s Special Meeting of Members, including acting as or supporting the Inspector of Election; and

•	Provide necessary subscription services to distribute, collect and tabulate stock orders in the Subscription Offering and Direct Community Offering.

The Company acknowledges and agrees that, as Records Agent hereunder, FIG (a) shall have no duties or obligations other than those specifically set forth herein; (b) shall be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any order form or any stock certificates or the shares represented thereby, and shall not be required to and shall make no representations as to the validity, value or genuineness of the offer; (c) shall not be liable to any person, firm or corporation including the Company by reason of any error of judgment or for any act done by it in good faith, or for any mistake of law or fact in connection with this Agreement and the performance hereof unless caused by or arising out of its own willful misconduct, bad faith or gross negligence; (d) shall not be obliged to take any legal action hereunder which might in its judgment involve any expense or liability, unless it shall have been furnished with reasonable indemnity satisfactory to it; and (e) may rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telex, telegram, or other document or security delivered to it and in good faith believed by it to be genuine and to have been signed by the proper party or parties.

(3)	Compensation.

The Company agrees to compensate FIG for its services hereunder as follows:

(a)	Management Fee. The Company will pay to FIG a management fee of $25,000 (the “Management Fee”) in cash payable as follows: $12,500 upon the execution of this Agreement and $12,500 upon the initial filing of a Registration Statement with the SEC. The Management Fee will be refundable to the Company to the extent not actually incurred by FIG.

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(b)	Success Fee. The Company will pay to FIG a Success Fee equal to $315,000 for shares sold in the Subscription Offering and Direct Community Offering. All fees payable to FIG hereunder shall be payable in cash at the time of closing of the Offering. The amount of the Management Fee paid to FIG will be credited, on a dollar for dollar basis, toward the Success Fee incurred hereunder. It is understood that in no event shall FIG be obligated to take or purchase any shares of the common stock in the Offering.

(c)	Records Agent Fees. For the Records Agent services outlined above, the Company agrees to pay FIG a cash fee of $35,000. This fee is based on the requirements of the current banking regulations, the Plan, as currently contemplated, and the expectation that member data will be processed as of three key record dates. Any material changes in the regulations or the Plan, or delays requiring duplicate or replacement processing due to changes to record dates, may result in additional fees not to exceed $10,000. All Records Agent fees under this Agreement shall be payable as follows (a) $5,000 upon the execution of this Agreement, which shall be non-refundable and (b) the balance upon mailing subscription documents.

(4)	Expenses.

The Company will pay all of its fees, disbursements and expenses in connection with the Offering customarily borne by issuers, including without limitation, (a) the cost of obtaining all securities and bank regulatory approvals, including any required Securities and Exchange Commission (“SEC”) or Financial Industry Regulatory Authority (“FINRA”) filing fees; (b) the cost of printing and distributing the offering materials; (c) the costs of blue sky qualification (including fees and expenses of blue sky counsel) of the shares in the various states; (d) NASDAQ listing fees or OTC Markets Group fees; (e) DTCC clearing eligibility fees; (f) all fees and disbursements of the Company’s counsel, accountants and other advisors; (g) operational expenses for the Stock Information Center and (h) Syndicated Community Offering expenses associated with the Offering. In the event FIG incurs any such fees and expenses on behalf of the Company, the Company will reimburse FIG for such fees and expenses whether or not the Offering is consummated.

In addition, whether or not the proposed Offering is consummated and in addition to any fees payable to FIG pursuant to Section 3 above, the Company will reimburse FIG for all of its reasonable out-of-pocket expenses incurred in connection with, or arising out of, FIG’s activities under, or contemplated by, its engagement hereunder, including without limitation FIG’s travel costs, meals and lodging, photocopying, data processing fees and expenses, advertising and communications expenses, which will not exceed $15,000. In addition, FIG will be reimbursed for fees and expenses of its legal counsel not to exceed $75,000. These expenses assume no unusual circumstances or delays, or a re-solicitation in connection with the Offering. FIG and the Company acknowledge that such expense cap may be increased by an additional amount not to exceed $25,000 by mutual consent, including in the event of a material delay of the Offering which would require an update of the financial information in tabular form to reflect a period later than set forth in the original filing of the offering document. All expense reimbursements to be made to FIG hereunder shall be made by the Company promptly upon submission by FIG to the Company of invoices therefor.

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(5)	Due Diligence Review, Certain Covenants, Acknowledgments and Representations and Warranties of the Company.

In connection with the Offering:

•	FIG’s obligation to perform the services contemplated by this letter shall be subject to the satisfactory completion of such investigation and inquiries relating to the Company and its directors, officers, agents and employees as FIG and its counsel in their sole discretion may deem appropriate under the circumstances (“Due Diligence Review”). In this regard, the Company agrees that, at its expense, it will make available to FIG all information that FIG requests, and will allow FIG the opportunity to discuss with the Company’s management the financial condition, business and operations of the Company (collectively the “Information”). The Company acknowledges that FIG will rely upon the accuracy and completeness of all the Information received from the Company and its directors, officers, employees, agents, independent accountants and counsel.

•	The Company will cause appropriate Offering documents to be filed with all regulatory agencies, including the SEC, FINRA, and/or the appropriate federal and/or state bank regulatory agencies. In addition, FIG and the Company agree that the Company’s counsel shall serve as counsel with respect to blue sky matters in connection with the Offering. The Company shall cause such counsel to prepare a Blue Sky Memorandum related to the Offering, including FIG’s participation therein, and shall furnish FIG a copy thereof addressed to FIG or upon which such counsel shall state FIG may rely.

•	In effecting the Offering, the Company agrees (a) to comply with applicable federal and state securities laws, rules and regulations, as well as applicable laws and regulations of other jurisdictions to which it is subject, (b) that all representations and warranties made by the Company to Investors in connection with the Offering shall be deemed also to be made to FIG for its benefit and, (c) that it shall cause all opinions of counsel delivered by or on behalf of the Company to Investors in connection with the Offering also to be addressed and delivered to FIG, or to cause such counsel to deliver to FIG a letter authorizing it to rely upon such opinions.

•	The Company represents and warrants to FIG that all Information included or incorporated by reference in the Prospectus or otherwise made available to FIG by or on behalf of the Company to be communicated to possible investors in connection with the Offering will be complete and correct and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, as of (i) the date thereof and (ii) except for those statements for which written supplemental corrections or additions have been made or given to the Investors participating in such closing, as of each closing of such Offering.

•	The Company will promptly notify FIG of any material development affecting the Company or the occurrence of any event or other change known to the Company that could result in any of the foregoing Information or other documents containing an untrue statement of a material fact or omitting to state any material fact necessary to make the statements contained therein, in the light of the circumstances under which they were made, not misleading.

•	The Company acknowledges and agrees that, in rendering its services hereunder, FIG will be using and relying on the Information (as well as information available from public sources and

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other sources deemed reliable by FIG) without independent investigation or verification thereof or independent appraisal or evaluation of the Company or its subsidiaries and affiliates, or any of their respective businesses or assets. FIG does not and will not assume responsibility for the accuracy or completeness of the Prospectus or any other information regarding the Company.

•	The Company acknowledges and agrees that any advice rendered or material provided by FIG during the term of this Agreement or during the process of the Offering was and is intended solely for the benefit and confidential use of the Board of Directors of the Company and will not be reproduced, summarized, described or referred to or given to any other person or entity for any purpose without FIG’s prior written consent.

•	The Company represents and warrants to FIG that there are no brokers, representatives or other persons which have an interest in compensation due to FIG from any transaction contemplated herein.

•	The Company represents, warrants and covenants to FIG that it will use the net proceeds from the Offering for the purposes described in the Prospectus.

(6)	Indemnification.

In consideration of FIG’s agreement to act on behalf of the Company in connection with the matters contemplated by this Agreement, except as otherwise provided herein, the Company agrees to indemnify and hold harmless FIG and its affiliates and its and their respective officers, directors, employees and agents and each other person, if any, controlling FIG or any of its affiliates (FIG and each such other person being an “Indemnified Person”) from and against any losses, claims, damages or liabilities reasonably related to, arising out of or in connection with, the engagement hereunder, and will reimburse each Indemnified Person for all costs and expenses (including reasonable fees and expenses of counsel) as they are incurred, in connection with investigating, preparing, pursuing or defending any action, claim, suit, investigation, inquiry or proceeding related to, arising out of or in connection with the engagement hereunder, whether in process, pending, or threatened, and whether or not any Indemnified Person is a party. The Company will not, however, be responsible for losses, claims, damages or liabilities (or fees and expenses relating thereto) that are finally judicially determined to have resulted from the bad faith, willful misconduct or gross negligence of any Indemnified Person, in which case FIG shall also repay any amounts reimbursed by the Company pursuant to the expense reimbursement provision above. The Company also agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company for or in connection with the engagement hereunder, except for any such liability for losses, claims, damages or liabilities incurred by the Company that are finally judicially determined to have resulted solely from the bad faith, willful misconduct or gross negligence of such Indemnified Person.

The Company will not, without FIG’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination does not include a statement or acknowledgment as to, or an admission of, fault, culpability or failure to act by or on behalf of any indemnified party. No Indemnified Person seeking indemnification, reimbursement or contribution under this Agreement will, without the Company’s prior written consent, which consent may not be unreasonably withheld, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit, investigation or proceeding referred to in the preceding paragraph. FIG will not enter

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into any settlement for which the Company could be liable without the Company’s prior written consent, not to be unreasonably withheld or delayed.

If the indemnification provided for in this Section 6 is judicially determined to be unavailable (other than in accordance with the second sentence of the first paragraph hereof) to an Indemnified Person in respect of any losses, claims, damages or liabilities referred to herein, then, in lieu of indemnifying such Indemnified Person hereunder, the Company shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (and expenses relating thereto) (i) in such proportion as is appropriate to reflect the relative benefits to FIG, on the one hand, and the Company, on the other hand, of this Agreement or (ii) if the allocation provided by clause (i) above is not available, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause (i) but also the relative fault of each of FIG, on the one hand, and the Company, on the other hand, as well as any other relevant equitable considerations; provided, however, in no event shall FIG’s aggregate contribution to the amount paid or payable exceed the aggregate amount of fees actually received by FIG under this Agreement. For the purposes of this Agreement, the relative benefits to the Company and FIG hereunder shall be deemed to be in the same proportion as (a) the total consideration received or contemplated to be received by the Company in the Offering, whether or not the Offering is consummated, bears to (b) the fees paid to FIG in connection with the Offering. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act of 1933, as amended) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(7)	Announcements.

FIG may, at its own expense, place announcements or advertisements, in form customary in the industry, in financial and other newspapers, periodicals and websites describing its services to the Company hereunder.

(8)	No Rights of Equityholders, Creditors.

This Agreement does not create, and will not be construed as creating, rights enforceable by any person or entity not a party hereto, except those entitled thereto by virtue of Section 6. The Company acknowledges and agrees that (a) FIG will act hereunder as an independent contractor and is being retained to assist the Company in its efforts to effect the Offering and not to advise the Company on, or to express any opinion as to, the wisdom, desirability or prudence of consummating the Offering, (b) FIG is not and will not be construed as a fiduciary of the Company or any of its subsidiaries or their respective affiliates and will have no duties or liabilities to the equityholders or creditors of the Company or to any other person or entity by virtue of this Agreement and the retention of FIG hereunder, all of which duties and liabilities are hereby expressly waived, and (c) nothing contained herein shall be construed to obligate FIG to purchase, as principal, any of the Securities offered for sale by the Company in the Offering. Neither equityholders nor creditors of the Company or any of its subsidiaries or of any of their respective affiliates are intended beneficiaries hereunder. The Company confirms that it and its subsidiaries and their respective affiliates will rely on their own counsel, accountants and other similar expert advisors for legal, accounting, tax and other similar advice.

(9)	Confidentiality.

Except as contemplated in connection with the performance of its services under this Agreement, as authorized by the Company or as required by law, regulation or legal process, FIG agrees that it will treat as confidential all material, non-public information relating to the Company obtained in connection with its

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engagement hereunder (the “Confidential Information”); provided, however, that FIG may disclose such information to its agents and advisors who are assisting or advising FIG in performing its services hereunder and who have agreed to be bound by the terms and conditions of this paragraph. As used in this paragraph, the term “Confidential Information” shall not include information which (a) is or becomes generally available to the public other than as a result of a disclosure by FIG, (b) was available to FIG on a non-confidential basis prior to its disclosure to FIG by the Company, or (c) becomes available to FIG on a non-confidential basis from a person other than the Company who is not otherwise known to FIG to be bound not to disclose such information pursuant to a contractual, legal or fiduciary obligation.

(10)	Definitive Agreement.

This Agreement reflects FIG’s present intention of proceeding to work with the Company on its proposed Offering. No legal and binding obligation is created on the part of the Company or FIG with respect to the subject matter hereof, except as to (i) the agreement to maintain the confidentiality of Confidential Information set forth in Section 9, (ii) the payment of certain fees as set forth in Section 3, (iii) the payment of expenses as set forth in Section 4, (iv) the representations set forth in Section 5, (v) the indemnification and contribution provisions set forth in Section 6 and (iv) those terms set forth in a mutually agreed upon Agency Agreement between FIG and the Company to be executed prior to commencement of the Offering, all of which shall constitute the binding obligations of the parties hereto and which shall survive the termination of this Agreement or the completion of the services furnished hereunder and shall remain operative and in full force and effect.

FIG’s execution of such Agency Agreement shall also be subject to (a) the satisfactory completion of FIG’s Due Diligence Review, (b) the preparation of Offering materials that are satisfactory to FIG, (c) compliance with all relevant legal and regulatory requirements to the reasonable satisfaction of FIG and its counsel, (d) receipt of internal approvals, (e) agreement that the price established by the independent appraiser for the Offering is reasonable under market conditions at the time of the proposed Offering, and (f) satisfactory market conditions at the time of the proposed Offering.

(11)	Other Activities.

It is understood and agreed that FIG may, from time to time, make a market in, have a long or short position, buy and sell or otherwise effect transactions for customer accounts and for their own accounts in the securities of, or perform investment banking or other services for, the Company and other entities which are or may be the subject of the engagement contemplated by this Agreement. This is to confirm that possible investors identified or contacted by FIG in connection with the Offering could include entities in respect of which FIG may have rendered or may in the future render services.

(12)	Assignment.

Neither party hereto may assign, in whole or in part, this Agreement or any rights or obligations hereunder, without the prior written consent of the other party hereto. Any attempted assignment in violation of this section shall be void.

(13)        Governing Law; Jurisdiction.

This Agreement shall be governed as to validity, interpretation, construction, effect and in all other respects by the internal laws of the State of Georgia without giving effect to its conflicts of laws principles or rules. Each of FIG and the Company agrees that any dispute arising out of or relating to this Agreement and/or the transactions contemplated hereby or thereby, including, without limitation, any such dispute

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between the Company and any present or former officer, director, employee or agent of FIG, each of whom is intended to be a third-party beneficiary of the agreement contained in this paragraph, shall be resolved through litigation in the federal court located in Atlanta, Georgia or, in the event such court lacks subject matter jurisdiction, in the state court located there, and the parties hereby irrevocably consent to personal jurisdiction in the courts thereto. Parties hereby waive, to the fullest extent permitted by applicable law, any right to trial by jury with respect to any action or proceeding arising out of or related to this Agreement.

(14)	Counterparts.

For the convenience of the parties, Agreement may be executed in counterparts, each of which shall be, and shall be deemed to be, an original instrument and which, when taken together, shall constitute one and the same agreement.

(15)	Notices.

All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim or other communication if addressed to the intended recipient as set forth below shall be deemed to be duly given either when personally delivered or two days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one day after it is delivered to a commercial overnight courier for next day delivery, or upon confirmation if delivered by email:

If to the Company:	If to FIG:
First Federal Bank of Wisconsin	Greg Gersack
1617 East Racine Avenue	Senior Managing Principal and Co-Head of
Waukesha, WI 53186	Investment Banking
Attention: Edward H. Schaefer	FIG Partners, LLC
Email: eschaefer@ffbwi.com	20 N. Wacker Drive, Suite 2035
Chicago, IL 60606
Email: ggersack@figpartners.com

Any party may give any notice, request, demand, claim, or other communication hereunder using any other means, but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended. Any party may change the address to which such notices, requests, demands, claims, or other communications are to be delivered by giving the other parties notice in the manner herein set forth.

(16)	Amendment; Complete Understanding.

This Agreement (a) may only be modified or amended in a writing executed by the Company and FIG, (b) contains the entire agreement between the Company and FIG with respect to the subject matter hereof and thereof and (c) supersedes any and all prior or contemporaneous arrangements, understandings and agreements, written or oral, between the Company and FIG relating to the subject matter hereof and thereof.

(17)	Term

This Agreement shall automatically expire twelve (12) months from the date of this Agreement, unless extended in writing by FIG and the Company. Either the Company or FIG may terminate this

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agreement, with or without cause, upon 10 days’ prior written notice to the other party. A “Residual Period” shall extend for six (6) months from the earlier of the date of termination or expiration of this Agreement.

If the foregoing correctly sets forth our agreement, please so indicate by signing a copy of this Agreement and returning them, together with a check made payable to FIG Partners, LLC in the amount of $17,500 in accordance with Sections 3(a) and (d) above, to Robert A. Kotecki at 20 N. Wacker Drive, Suite 2035, Chicago, IL 60606. We look forward to working with you towards the successful conclusion of this engagement and continuing to develop our long-term relationship with the Company.

Very truly yours,

FIG Partners, LLC

By:	/s/ Robert A. Kotecki
Robert A. Kotecki, CFA
Principal

By:	/s/ Greg Gersack
Greg Gersack
Senior Managing Principal and Co-Head of Investment Banking

ACCEPTED and AGREED as of the 10th day of May, 2017.

First Federal Bank of Wisconsin

By:	/s/ Edward H. Schaefer
Edward H. Schaefer
President & Chief Executive Officer